# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HIGHWAY HOLDINGS LTD, CIK 0001026785
CUSIP: G4481U106
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: LEVEL 18 LANDMARK N 39 LUNG SUM AVE, STE 1801, SHEUNG SHUI, China (F4), 00000
Date of event which requires filing of this statement: 11/04/2026
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers, Winston Churchill, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: personal funds (PF); sole voting power 924,872; shared voting power 0; sole dispositive power 924,872; shared dispositive power 0; aggregate amount beneficially owned 924,872 (16.7% of the class)
  Comment: The amount reflected under "Sole Dispositive Power" consists of 924,872 common shares, $0.01 par value per share (the "Common Shares"), of the Issuer issuable upon conversion of 1,750,000 Series AA Preferred Shares of the Issuer (the "Series AA Preferred Shares") held by the Reporting Person. The amounts reflected above do not include 86,981,972 Common Shares issuable upon conversion of 1,750,000 Series AAA Preferred Shares of the Issuer (the "Series AAA Preferred Shares" and, together with the Series AA Preferred Shares, the "Preferred Shares") also held by the Reporting Person, because the Series AAA Preferred Shares are not convertible unless and until Shareholder Approval (as defined in Item 4) has been obtained and the charter amendment has taken effect, as described further in Item 6.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: HIGHWAY HOLDINGS LTD
Address of issuer's principal executive offices: LEVEL 18 LANDMARK N 39 LUNG SUM AVE, STE 1801, SHEUNG SHUI, China (F4), 00000
Comment: Capitalized terms used but not defined herein have the meanings ascribed to them in the SPA (as defined in Item 3).

## Item 2. Identity and Background
Name of person filing: This statement is filed by David Elliot Lazar (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 44, Tower 100, The Towers, Winston Churchill, San Francisco, Paitilla, Panama City, Panama 07196.
Present principal occupation or employment: The Reporting Person is a private investor.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Portugal and Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 1,750,000 Series AA Preferred Shares held by the Reporting Person, which are convertible into the 924,872 Common Shares reported herein as beneficially owned by the Reporting Person were purchased with personal funds pursuant to a securities purchase agreement, dated as of November 4, 2026, by and between the Issuer and the Reporting Person (the "SPA"), as further described in Item 6, at a price of $2.00 per share, for an aggregate purchase price of $3,500,000. Pursuant to the SPA, the Reporting Person also purchased with personal funds 1,750,000 Series AAA Preferred Shares at a price of $2.00 per share, which are convertible into 86,981,972 Common Shares, for an aggregate purchase price of $3,500,000. The aggregate purchase price for all of the Preferred Shares acquired by the Reporting Person at the Closing (as defined in Item 6) is $7,000,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to the SPA, as further described in Item 6, effective as of the Closing, (a) the Reporting Person and a nominee selected by the Reporting Person (the "Initial Purchaser Nominee") were appointed as members of the Issuer's Board of Directors (the "Board"), (b) the Reporting Person was appointed as the Chief Executive Officer of the Issuer, and (c) Roland W. Kohl, Alan Chan and Ringo Tsang resigned as executive officers of the Issuer. In addition, Roland W. Kohl, Annie Hoi Ling Leung, Brian Chong Tat Chu and Doron Aharonov have each delivered a resignation letter as a director of the Issuer, which resignations will become effective immediately after Shareholder Approval (as defined below) has been obtained.

In addition to the Reporting Person being appointed as a director and Chief Executive Officer of the Issuer in connection with the transactions described in Item 6, pursuant to the SPA, the Reporting Person has the right to recommend to the Issuer up to five (5) additional individuals (together with the Initial Purchaser Nominee, the "Purchaser Nominees") to be nominated, together with the Reporting Person, for election as directors at a special meeting of the Issuer's shareholders (the "Special Meeting"), subject to applicable director independence requirements and the Nasdaq Listing Rules.

Pursuant to the SPA, the Issuer is required to use commercially reasonable efforts to hold the Special Meeting within ninety (90) days after the Closing for purposes of, among other things, obtaining shareholder approval of the conversion of all of the Preferred Shares into Common Shares in compliance with the rules and regulations of Nasdaq ("Shareholder Approval") and the other proposals described in Item 6, and, if such proposals are not approved, to call a second shareholder meeting within seventy (70) days thereafter.

The SPA also contemplates (i) the contribution of the Issuer's existing business and operations (the "Legacy Business") to NewCo (as defined in the SPA), a new wholly owned subsidiary of the Issuer to be formed, which will assume all liabilities of the Legacy Business (the "Reorganization"), and (ii) the pro rata distribution of all NewCo shares, within 365 days after the Closing, to the holders of Common Shares other than the Reporting Person, his affiliates, any transferee under the Securities Purchase Rights Transfer Right (as defined in Item 6) and holders of Preferred Shares and Conversion Shares (as defined in Item 6) (the "Legacy Holders") (the "Spin-Off"). In addition, the SPA provides for a $2,000,000 cash dividend to the Legacy Holders. The Reorganization, the Spin-Off and the cash dividend will be administered by a special committee of independent directors of the Board (the "Special Committee").

The Reporting Person acquired the Preferred Shares based on the Reporting Person's belief that the Preferred Shares, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Common Shares at prices that would make the purchase or sale of Common Shares desirable, and subject to the restrictions set forth in the SPA described in Item 6, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Common Shares, selling some or all of his Common Shares, or changing his intention with respect to any and all matters referred to in Item 4, in each case subject to the restrictions set forth in the SPA described in Item 6.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Common Shares beneficially owned by the Reporting Person is based upon (a) 4,626,676 Common Shares outstanding as of November 4, 2026 based on information furnished by the Issuer and (b) 924,872 Common Shares issuable upon conversion of the Series AA Preferred Shares.

As of the close of business on November 4, 2026, the Reporting Person beneficially owned 924,872 Common Shares, issuable upon conversion of the Series AA Preferred Shares.

Percentage: Approximately 16.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 924,872

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 924,872

4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Other than the acquisition of the Preferred Shares pursuant to the SPA as described in Item 6, the Reporting Person has not effected any transactions in the Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 4, 2026, in connection with the SPA (as described below), the Issuer and certain shareholders of the Issuer, including certain officers of the Issuer (the "Voting Shareholders"), entered into a voting agreement (the "Voting Agreement"), pursuant to which each Voting Shareholder agreed to vote all of its Common Shares in favor of the proposals for Shareholder Approval at any meeting of shareholders held for that purpose. The Reporting Person is not a party to the Voting Agreement, and the Voting Agreement does not grant the Reporting Person any proxy or other power to vote or direct the vote of the Common Shares held by the Voting Shareholders. The Voting Agreement terminates upon Shareholder Approval being obtained.

The Reporting Person disclaims beneficial ownership of the Common Shares held by the Voting Shareholders.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

On November 4, 2026, the Issuer entered into the SPA with the Reporting Person, pursuant to which the Reporting Person agreed to acquire from the Issuer, for an aggregate purchase price of $7,000,000 (the "Purchase Price"), (i) 1,750,000 Series AA Preferred Shares, convertible into an aggregate of 924,872 Common Shares and (ii) 1,750,000 Series AAA Preferred Shares, convertible into an aggregate of 86,981,972 Common Shares (the Common Shares issuable upon conversion of the Preferred Shares, the "Conversion Shares"). Pursuant to the SPA, the aggregate number of Conversion Shares issuable upon conversion of all of the Preferred Shares shall be not less than 95% of the issued and outstanding Common Shares immediately following such conversion, and the 4,626,676 Common Shares issued and outstanding immediately prior to the Closing will remain outstanding in their current form and number.

Pursuant to the SPA, on November 4, 2026 (the "Closing"), the Reporting Person purchased 1,750,000 Series AA Preferred Shares and 1,750,000 Series AAA Preferred Shares from the Issuer at a price of $2.00 per share for aggregate gross proceeds to the Issuer of $7.0 million. In connection with the Closing, the Issuer amended and restated its Memorandum and Articles of Association to set forth the terms of the Preferred Shares (the "Share Designations") and amended its Rights Agreement, dated May 8, 2018, with Computershare Trust Company, N.A. to exempt the Reporting Person from being an "Acquiring Person" thereunder.

After issuance by the Issuer, (i) the Series AA Preferred Shares are convertible into an aggregate of 924,872 Common Shares on or after the earlier of (a) the date that is ninety (90) days after their date of first issue and (b) the date on which Shareholder Approval has been obtained and the related amendment to the Issuer's Memorandum of Association increasing its authorized Common Shares (the "Charter Amendment") has taken effect, and (ii) the Series AAA Preferred Shares are convertible into an aggregate of 86,981,972 Common Shares only after Shareholder Approval has been obtained and the Charter Amendment has taken effect.

Under the Share Designations, the Series AAA Preferred Shares do not carry voting rights, and the Series AA Preferred Shares do not carry voting rights until they become convertible, after which they vote together with the Common Shares on an as-converted basis.

Pursuant to the SPA, the Reporting Person has the right to assign and transfer the Preferred Shares and the Conversion Shares and/or his right to acquire such securities (collectively, the "Securities Purchase Rights"), or the option to sell the Securities Purchase Rights (the "Securities Purchase Rights Transfer Right"), subject to the Reporting Person and the transferee satisfying certain requirements under the SPA. The Issuer has also agreed to file a registration statement registering the resale of Conversion Shares representing up to five percent (5%) of the outstanding Common Shares within 30 days after the Reporting Person's initial conversion of the Series AAA Preferred Shares.

In connection with the Reorganization and the Spin-Off, the Reporting Person has agreed, among other things, to vote his shares in favor of the Spin-Off and not to take any action that would interfere with the Special Committee or the management of the Legacy Business or frustrate, delay or impair the Spin-Off. The Reporting Person has also irrevocably waived any right to participate in the Spin-Off or the cash dividend or other distribution to the Legacy Holders. In addition, until completion of the Spin-Off, the Reporting Person may not transfer any Preferred Shares or Conversion Shares unless the transferee agrees in writing to a similar waiver (the "Spin-Off Transfer Restriction"), except for the registration for resale and sale described above.

The Issuer's Board of Directors has adopted resolutions (i) exempting the Reporting Person's acquisition of the Common Shares from Section 16(b) of the Exchange Act of 1934, as amended, pursuant to Rule 16b-3 and (ii) granting the Reporting Person the right to sell, assign or otherwise transfer either the Preferred Shares (as well as any Common Shares underlying the Preferred Shares) or his rights to acquire the Preferred Shares (as well as any Common Shares underlying any such securities) pursuant to the SPA (the "Securities Purchase Rights"), including by way of option for the Reporting Person to sell and/or a transferee thereof to purchase, the Securities Purchase Rights.

The SPA contains customary representations, warranties and agreements of the Issuer and the Reporting Person, indemnification rights and other obligations of the parties. Furthermore, the SPA contains certain covenants that the Issuer is obligated to comply with, such as holding the Special Meeting for purposes of (i) obtaining Shareholder Approval, (ii) if required, approving an increase in the authorized Common Shares to 200,000,000, (iii) the election of certain directors to the Board, including the Reporting Person and the Purchaser Nominees, (iv) approving an increase in the number of shares available under the Issuer's existing equity incentive plan by 1,000,000 shares, (v) if required under the BVI Business Companies Act, 2004, approving the Reorganization and the Spin-Off, and (vi) approving a reverse share split of the Common Shares in a range of not less than 1-for-2 and not more than 1-for-99. Furthermore, the Issuer and the Reporting Person agree to be bound by certain covenants pursuant to the SPA, as more fully set forth therein. The Issuer also granted the Reporting Person a right, until six (6) months after the Closing, to participate in up to 25% of subsequent financing transactions where the Issuer issues Common Shares or Common Share equivalents for cash consideration, indebtedness or a combination thereof.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of Voting Agreement, dated as of November 4, 2026, by and among the Issuer and the shareholders party thereto.

99.2 Securities Purchase Agreement, dated as of November 4, 2026, by and between the Issuer and David Lazar (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by Highway Holdings Limited on November 6, 2026).

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (11/09/2026)